

September 11, 2012

Via E-mail
Roger S. Penske
Chief Executive Officer
Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302

>   **Re: Penske Automotive Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 24, 2012**
>   **Response dated August 24, 2012**
>   **File No. 001-12297**

Dear Mr. Penske:

We have reviewed your response dated August 24, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Statements of Operations, page F-7

1. We note your response to prior comment 1 and would like to better understand why you believe that enhanced disclosure within Management Discussion and Analysis of the revenue and gross profit of the labor component separately from the parts component would not be meaningful to investors. This inquiry is due to the significantly different impact each component has on consolidated gross profit along with the significantly higher gross margin percentage you recognize on labor versus parts. We refer you to the guidance outlined in section III.B. of SEC Release Number 33-8350. Additionally, using the flat-fee oil change example provided in your response, please elaborate on how you arrive at that flat-fee. In this regard, please tell us whether this fee is a function of the amount of time it generally takes to perform an oil change based on historical experience.

    You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or
Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our
comments. Please contact me at (202) 551-3377 with any other questions.

                                        Sincerely,

                                        /s/ Andrew Mew

                                        Andrew Mew
                                        Accounting Branch Chief

Via Email
Shane Spradlin